Mail Stop 4561

April 12, 2010

George R. Jensen, Jr., Chief Executive Officer
USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, Pennsylvania 19355

> **Re:** **USA Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 16, 2010**
> **File No. 333-165515**
>
> **Registration Statement on Form S-1**
> **Filed March 16, 2010**
> **File No. 333-166516**

Dear Mr. Jensen:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statements on Form S-1</u>

<u>Risk Factors</u>

1. Please revise your documents to include a risk factor that addresses that the warrants being registered will not be exercisable in the absence of an effective registration statement for the underlying common stock.

Use of Proceeds

2. You state in your registration statements that you intend to use the net proceeds from the offerings for general corporate purposes, including working capital and providing financing for the manufacture of your e-Port cashless payment products anticipated to be used by your customers participating in your Jump Start Program. Please revise your documents to indicate the order of priority of such purposes and discuss your plans if substantially less than the maximum proceeds are obtained. See Instruction 1 to Item 504 of Regulation S-K. Such disclosure should indicate how you plan to use the net proceeds from the offering in the event that you receive 100%, 75%, 50% or 25% of the maximum net proceeds.

Capitalization

3. You disclose in your registration statements that Source Capital Group "has no obligation to purchase or procure purchases of" the securities being registered. Please note that Rule 170 under the Securities Act prohibits the use of financial statements which purport to give effect to the receipt and application of any part of the proceeds from the sale of securities for cash unless such securities are to be offered through underwriters on a firm commitment basis. In this regard, we note that you intend to include in your documents pro forma financial information that gives effect to the sale of securities being offered, assuming the applicable offering is fully subscribed. Please revise your documents as appropriate to ensure compliance with Rule 170, or explain to us how the current presentation is compliant.

Plan of Distribution

4. You disclose in your registration statements that Source Capital Group will assist the company with the offerings being registered on a "best-efforts" basis and will receive a fee in cash and stock calculated as a percentage of the proceeds from the offerings. We note in particular the following disclosures:

- "[Source Capital Group] will act as the sole exclusive placement agent and financial advisor in connection with this offering and will advise and assist us in our efforts to solicit offers to purchase our shares of common stock and related warrants," page 24 of Form S-1 (file no. 333-165515); and

- "[Source Capital Group, Inc.] will act as the sole exclusive placement agent, dealer manager and financial advisor to our company in connection with this rights offering and will use its best efforts to solicit the exercise of subscription rights. The dealer manager will also act as the sole placement agent in connection with the Public Offering of any shares of Offered Common Stock and related Offered Warrants that are not subscribed for pursuant to the exercise of the subscription rights," page 46 of Form S-1 (file no. 333-165516).

We further note your statements that Source Capital Group is not underwriting or placing any of the securities to be issued in the applicable offering. The absence of a firm commitment obligation does not necessarily mean that the agent is not an underwriter. It is not clear to us from the disclosure provided how you concluded that Source Capital Group is not an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933. Please revise your filings to name this entity as an underwriter on your cover page and in your plan of distribution section. See Items 501(b)(8) and 508 of Regulation S-K. Alternatively, tell us the basis for your conclusion that Source Capital Group is not a statutory underwriter with respect to these offerings. Specifically, explain to us how you concluded that Source Capital Group will not be (i) offering or selling for the company in connection with the distribution of a security, nor (ii) participating in, or have a direct or indirect participation in, such an undertaking. Please address your conclusion with respect to each of the securities being offered, including the securities underlying the rights and warrants being registered.

As appropriate, please amend your registration statements in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3483. You may contact Mark P. Shuman, Legal Branch Chief, if you thereafter need assistance.

Sincerely,

Katherine Wray
Attorney-Advisor

cc: Facsimile: (215) 665-8582
Douglas M. Lurio, Esq.
Lurio & Associates, P.C.